Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 2-II dated March 14, 2006	Term Sheet No. 1 to Product Supplement 2-II Registration Statement No. 333-130051 Dated June 6, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Knock-Out Notes Linked to the Nikkei 225 Index due April 5, 2007

General

  The notes are designed for investors who seek exposure to appreciation of the Nikkei 225 Index over the next year. Investors should be willing to forego interest payments and have their returns limited by the Knock-Out feature while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 5, 2007*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about June 8, 2006** and are expected to settle on or about June 13, 2006.

Key Terms

Index:	The Nikkei 225 Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal
(1) If a Knock-Out Event does not occur, $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero; or
(2) If a Knock-Out Event occurs, $1,000 x the Knock-Out Rate. Under these circumstances the Additional Amount you receive at maturity will equal $40 per $1,000 principal amount note.
Participation Rate:	100%
Knock-Out Level:	At least 125.70% of the Initial Index Level. The Knock-Out Level will be determined on the pricing date and will not be less than 125.70% of the Initial Index Level.
Knock-Out Rate:	4%
Knock-Out Event:	The Index closing level is greater than the Knock-Out Level on any trading day from the pricing date to and including the Observation Date.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	April 2, 2007*
Maturity Date:	April 5, 2007*
CUSIP:
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 2-II.
**	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Taxed as Short-Term Debt Instruments.”

Investing in the Principal Protected Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 2-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 2-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

  (1)   Please see “Supplemental Underwriting Information” in this term sheet for information about commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 6, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-II dated March 14, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 2-II dated March 14, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000620/e23580_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table and graphs below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -100% to +100% and assumes a Participation Rate of 100%, an Initial Index Level of 15650 and reflects the Knock-Out Level of 125.70% and the Knock-Out Return of 4%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		Total Return on Notes at Maturity
Ending Index Level	Index Return	Knock-Out Event Does Not Occur	Knock-Out Event Occurs

31300.00	100.00%	n/a	4.00%
28170.00	80.00%	n/a	4.00%
23475.00	50.00%	n/a	4.00%
19672.05	25.70%	25.70%	4.00%
18154.00	16.00%	16.00%	4.00%
17528.00	12.00%	12.00%	4.00%
16902.00	8.00%	8.00%	4.00%
16276.00	4.00%	4.00%	4.00%
15650.00	0.00%	0.00%	4.00%
15024.00	-4.00%	0.00%	4.00%
14398.00	-8.00%	0.00%	4.00%
13772.00	-12.00%	0.00%	4.00%
13146.00	-16.00%	0.00%	4.00%
11737.50	-25.00%	0.00%	4.00%
7825.00	-50.00%	0.00%	4.00%
3912.50	-75.00%	0.00%	4.00%
0.00	-100.00%	0.00%	4.00%

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to a the Nikkei 225 Index	TS-1

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level to an Ending Index Level of 17528 and the Index closing level never equals or exceeds 19672.05. Because the Ending Index Level of 17528 is greater than the Initial Index Level and a Knock-Out Event has not occurred, the Additional Amount is equal to $120 and the final payment at maturity is equal to $1,120 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(17528-15650)/15650] x 100%) = $1,120

Example 2: The level of the Index decreases from the Initial Index Level to an Ending Index Level of 7825 and the Index closing level never equals or exceeds 19672.05. Because the Ending Index Level of 7825 is lower than the Initial Index Level and a Knock-Out Event has not occurred, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level to an Ending Index Level of 20000. Because the Ending Index Level of 20000 is greater than the Knock-Out Level of 19672.05, a Knock-Out Event has occurred, the Additional Amount is equal to $40 and the final payment at maturity is equal to $1,040 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x 4%) = $1,040

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — If a Knock-Out Event does not occur, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero. If a Knock-Out Even occurs, at maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Knock-Out Rate. The Knock-Out Level will be determined on the pricing date and will not be less than 125.70% of the Initial Index Level.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to a the Nikkei 225 Index	TS-2

  DIVERSIFICATION OF THE NIKKEI 225 INDEX — The return on the notes is linked to the Nikkei 225 Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. For additional information about the Index, see the information set forth under “The Nikkei 225 Index” in the accompanying product supplement no. 2-II.
  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that the notes will be treated as “short-term” debt instruments. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 2-II and will be based on certain factual representations to be received from us on or prior to the pricing date. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-II dated March 14, 2006.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND A KNOCK OUT EVENT DOES NOT OCCUR.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level and a Knock-Out Event does not occur, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.
  THE “KNOCK-OUT” FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event occurs, the return on each $1,000 principal amount note will equal $1,000 x the Knock-Out Rate of 4%, or $40, and will not be determined by reference to the Index Return even though the Index Return may reflect significantly greater appreciation in the Index than 4%. Because the Knock-Out Level of the notes is set at 125.70% of the Initial Index Level, the appreciation potential of the notes is limited to 25.7%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMorgan Securities Inc. (“JPMSI”) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Nikkei 225 Index are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to a the Nikkei 225 Index	TS-3

    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar and the yen; and

    our credit worthiness, including actual or anticipated downgrades in our credit ratings.

  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Taxed as Short-Term Debt Instruments” above. If our special tax counsel does not deliver this opinion prior to the pricing date, the offering of the notes will be terminated.

Historical Information

The following graph shows the weekly Index closing level from January 1, 2001 through June 2, 2006. The Index closing level on June 5, 2006 was 15668.31.

We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of more than the principal amount of your notes.

Historical Performance of the Nikkei 225 Index
21000
19000
17000
15000
13000
11000
9000
7000
5000
Index Level
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Source: Bloomberg

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $12.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 2-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Principal Protected Knock-Out Notes Linked to a the Nikkei 225 Index	TS-4